December 19, 2024
Mr. Jay Williamson and Ms. Rebecca Ament Marquigny
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust” or the “Registrant”) Post-Effective Amendment No. 385 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Bastion Energy ETF
Dear Mr. Williamson and Ms. Marquigny:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Bastion Energy ETF, a proposed new series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements or recoupment obligations and if so, please disclose the details in a footnote to the fee table.
Response: The Registrant has provided the completed fee table and expense example as part of this response – See Exhibit A. The Registrant further confirms that there will not be any fee waivers, reimbursements or recoupment related to the Fund.
Comment 3:Please confirm that the Fund’s ticker symbol will be added to the prospectus cover prior to effectiveness.
Response: The Registrant confirms the ticker will be added to the cover page prior the Amendment’s effective date.
Comment 4:In the table of contents, please insert “Principal” in front of “Strategies” in the third line.
Response: The Registrant has made the requested edit.
Comment 5:In the Principal Investment Strategies section, please clarify what “non-diversified” means and expand the risk disclosure to address specific non-diversification risks associated with the Fund’s strategy.
Response: The Registrant has updated the Fund’s summary section of the prospectus to address the comments. See the italicized text below for the changes.
Principal Investment Strategies
The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.
Principal Investment Risks
Non-Diversification Risk. Because the Fund is non-diversified, it may be more sensitive to economic, business, political or other changes affecting individual issuers or investments than a diversified fund, which may result in greater fluctuation in the value of the Shares and greater risk of loss. This may increase the Fund’s volatility
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and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.
Comment 6:In the Principal Investment Strategies section, the Fund lists depositary receipts and preferred stocks in its definition of equity securities. Please add risk disclosure associated with each of these equity securities. In addition, if the Fund may invest in unsponsored depositary receipts, please add that to the strategy discussion and add relevant risk information to the principal risks section.
Response: The Registrant has revised the Principal Investment Strategies section to address the comment. In addition, the Registrant has updated the Principal Investment Risks section to address the changes made to the strategies discussion. See the italicized text below for the new disclosure.
Principal Investment Strategies
The Fund is an actively managed non-diversified exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in U.S.-listed equity securities of companies engaged in energy-related industries. Equity securities include common and preferred stock, depositary receipts issued on such common stock (including sponsored and unsponsored depositary receipts), and master limited partnerships (“MLPs”). MLPs are partnerships that are publicly traded on a securities exchange. Typical limited partnerships considered for investment by the Fund are in real estate, oil and gas and equipment leasing. The Fund’s ability to make investments in MLPs is limited by the Fund’s intention to qualify as a regulated investment company (RIC), and if the Fund does not appropriately limit such investments, the Fund’s status as a RIC may be jeopardized. As a result, the Fund will invest no more than 25% of the value of its total assets in qualified publicly traded partnerships, including MLPs.
Principal Investment Risks
Depositary Receipts. Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities. Depositary receipts that are not sponsored by the issuer may be less liquid and there may be less readily available public information about the issuer. Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of an unsponsored depositary receipt generally bear all the costs associated with establishing the unsponsored depositary receipt. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding those issuers and there may not be a correlation between that information and the market value of the depositary receipts.
Preferred Stock Risk. Preferred stock is subject to issuer-specific and overall market risks that are generally applicable to equity securities as a whole; however, there are special risks associated with investing in preferred stock. Preferred stock may be less liquid than many other types of securities, such as common stock, and generally provides no voting rights with respect to the issuer. Preferred stock also faces greater risks of non-payment, as it may be subordinated to bonds or other debt instruments in an issuer’s capital structure, meaning that an issuer’s preferred stock generally pays dividends only after the issuer makes required payments to holders of its bonds and other debt. Because of the subordinated position of preferred stock in an issuer’s capital structure, its quality and value depends heavily on an issuer’s profitability and cash flows rather than on any legal claims to specific assets. Also, in certain circumstances, an issuer of a preferred stock may call or redeem it prior to a specified date or may convert it to common stock, all of which may negatively impact its return.
Comment 7:In the Principal Investment Strategies section, there is a discussion regarding possible investments in master limited partnerships (MLPs). Please explain how the Sub-Adviser manages the Fund’s investments in MLPs to ensure the Fund will qualify as RIC for tax purposes.
Response: See Response 6 for the Registrant’s changes to address this comment.
Comment 8:In the Principal Investment Strategies section, the Registrant defines companies in energy-related industries. In that discussion, the Fund includes companies that develop, construct, manufacture, or distribute technology or capital goods for the generation, consumption, or transition of energy.

Please provide an example of what type of company the Registrant is referring to when it says the “consumption” of energy.
Response: To address the comment, the Registrant has revised the Principal Investment Strategies section as follows (see italicized text):
Companies in energy-related industries are defined as (i) companies that generate a majority of its revenue from one or more of the following business activities: exploration, production, refining, marketing, storage, and transportation of oil, gas, coal, and consumable fuels, and manufacturing and providing oil and gas equipment and services (“Energy Companies”); or (ii) companies principally engaged in development, construction, manufacturing, or distribution of technology or capital goods for the generation, use ~~consumption~~, or transition of energy. Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in Energy Companies.
Comment 9:In the Principal Investment Strategies section, the Registrant states that the Sub-Adviser looks for companies that have “competitive advantages with regards to cost structure, technology, and/or proprietary assets”. Explain who these companies are being compared to.
Response: The Registrant has revised the Principal Investment Strategies section as follows (see italicized text):
In addition, the Sub-Adviser looks for companies that, in its assessment, have competitive advantages with regard~~s~~ to cost structure, technology, and/or proprietary assets compared to other companies in the energy or industrials sectors.
Comment 10:In the Principal Investment Strategies section, the Registrant states that the Fund may hold cash and cash equivalents for extended periods of time. Explain what is meant by “extended periods of time”.
Response: The Registrant respectfully declines to make any changes to address this comment. The Registrant believes it has adequately described the Sub-Adviser’s investment and cash management process.
Comment 11:In the Principal Investment Strategies section, the Registrant states that the Fund intends to invest in companies with “the most attractive internal economics and lowest risk-adjusted returns”. How does the Sub-Adviser determine which companies satisfy this criterion?
Response: The Registrant respectfully declines to make any changes to address this comment. The Registrant believes it has adequately described the Sub-Adviser’s process for selecting investments. Please see the fourth paragraph of the Principal Investment Strategies section, where the Registrant describes the Sub-Adviser’s fundamental value investing approach and provides examples of the types of qualitative and quantitative factors its considers when selecting investments for the Fund.
Comment 12:In the Principal Investment Strategies section, the Registrant states “Generally, the Fund’s portfolio is weighted most heavily towards those stocks that are priced at the largest discount to the Sub-Adviser’s assessment of value.” Explain what this sentence means in Plain English.
Response: The Registrant has revised the sentence as follows (see italicized text):
~~Generally, the Fund’s portfolio is weighted most heavily towards those stocks that are priced at the largest discount to the Sub-Adviser’s assessment of value.~~ Companies the Sub-Adviser views as the most undervalued (i.e., have the largest discount to the Sub-Adviser’s assessment of a company’s value) typically receive a larger weighting within the Fund’s portfolio.
Comment 13:In the Principal Investment Strategies section, please add disclosure explaining why “concentration” is an important part of the Fund’s strategy. In addition, supplementally confirm that the Fund will only be concentrated in Energy Companies.
Response: The Registrant has added the italicized text to the Principal Investment Strategies section. In addition, the Registrant confirms that Energy Companies will be the only companies the Fund will concentrate in.

The Fund concentrates its investments (i.e., invests more than 25% of its total assets) in the equity securities of Energy Companies. This means the Fund’s performance will largely depend—for better or for worse—on the overall condition of the energy sector.
Comment 14:Please consider reordering the Fund’s principal investment risks to ensure the most materials risks are listed at the beginning.
Response: The Registrant has moved Sector Risk and Industry Concentration Risk to the beginning of the Principal Investment Risks section of the prospectus.
Comment 15:Please remove “risks similar to those of investing in any fund holding equity securities” from its Equity Investing Risk.
Response: The Registrant has elected not to remove the noted text. The Registrant believes the disclosure is accurate as written.
Comment 16:The Staff notes that the Registrant has included “Industrial Sector Risk” as a principal risk of the Fund. If that is accurate, please add discussion to the Fund’s Principal Investment Strategies section regarding its investment in industrial companies or remove the disclosure from the Principal Investment Risks section.
Response: The Registrant has added the italicized text to the Principal Investment Strategies section.
Companies in energy-related industries are defined as (i) companies that generate a majority of its revenue from one or more of the following business activities: exploration, production, refining, marketing, storage, and transportation of oil, gas, coal, and consumable fuels, and manufacturing and providing oil and gas equipment and services (“Energy Companies”); or (ii) companies principally engaged in development, construction, manufacturing, or distribution of technology or capital goods for the generation, efficient use, or transition of energy. Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in Energy Companies. The Fund expects to have significant exposure to the energy and industrials sectors, although such exposure may vary.
Comment 17:The Staff notes that any changes made to the Fund’s Item 4 disclosure should be made to its Item 9 disclosure. In addition, please consider adding the amount of advance notice the Fund will provide prior to making a change to investment objective. Lastly, please include the information required by Item 9(b) of Form N-1A.
Response: The Registrant confirms that it will update its Item 9 disclosures to address any changes made to its Item 4 disclosure. In addition, the Registrant has added disclosure indicating that investors will be provided with 60 days’ advance written notice prior to a change in its investment objective. As it relates to Item 9(b), the Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the prospectus, information related to the Fund’s principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.
Comment 18:Please consider revising the Fund’s Geopolitical/Natural Disaster Risks to address the war between Russia and Ukraine along with the recent events within the Middle East.
Response: The Registrant has removed Geopolitical/Natural Disaster Risks from Item 4 and Item 9. The Registrant has revised Investment Risk in Item 9 to refer to geopolitical and other risks, public health crises, and environmental disasters (see italicized text below). The Registrant notes the geopolitical and other risks, which include war, terrorism, and political dysfunction within some nations, which encompasses the conflicts referenced in the Staff’s comment. The Registrant does not believe it is necessary to call out specific conflicts and respectfully declines to address the war between Russia and Ukraine and recent events within the Middle East.
Investment Risk. When you sell your Shares, they could be worth less than what you paid for them. The Fund could lose money due to short-term market movements and over longer periods during market downturns. Securities may decline in value due to factors affecting securities markets generally or particular asset classes or industries represented in the markets. The value of a security may decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security ~~or to factors that affect a particular industry or group of industries~~. Geopolitical and other risks, including war, terrorism, trade disputes, political or economic dysfunction within some nations, public health crises, and environmental disasters such as earthquakes, fire, and floods, may add to instability in world economies and volatility in markets generally. Changes in trade policies and international trade agreements could affect the economies of many countries in unpredictable ways. The value of a security may also decline due to factors that affect a particular industry or group of industries. During a general downturn in the securities markets, multiple asset classes may be negatively affected. Therefore, you may lose money by investing in the Fund.
Comment 19:Please reconcile the disclosure in the Fund’s statement of additional information (“SAI”) with the disclosure in the prospectus regarding investments in the energy sector.
Response: The Registrant acknowledges that the disclosure is not identical between the prospectus and SAI but notes that the SAI disclosure is designed to expand upon the disclosure included in the prospectus. As a result, the Registrant does not believe any changes are necessary as it relates to the disclosure in the SAI.
Comment 20:The Staff notes that the following sentence has been stated twice in the Investment Policies and Restrictions section of the SAI: “The Fund’s method of applying the limitation set forth in its concentration policy may differ from the methods used by the Trust’s other series.” Please consider removing one of the sentences.
Response: The Registrant has removed one of the sentences.
Comment 21:The Staff notes that it is not familiar with the italicized text being included in other funds’ registration statements. Please state whether this is standard industry language. If it is, please provide examples of other registrants that include similar language. In addition, please explain how rejecting a redemption order is consistent with Section 22(e) of the Investment Company Act of 1940.
“An Authorized Participant submitting a redemption order is deemed to represent to the Fund that it or, if applicable, the investor on whose behalf it is acting, (i) owns outright or has full legal authority and legal beneficial right to tender for redemption the Creation Unit to be redeemed and can receive the entire proceeds of the redemption, and (ii) all of the Shares in the Creation Unit to be redeemed have not been borrowed, loaned or pledged to another party nor are they the subject of a repurchase agreement, securities lending agreement or such other arrangement which would preclude the delivery of such Shares to the Fund. The Fund reserves the absolute right, in its sole discretion, to verify these representations, but will typically require verification in connection with higher levels of redemption activity and/or short interest in the Fund. If the Authorized Participant, upon receipt of a verification report, does not provide sufficient verification of the requested representations, the redemption order will not be considered to be in proper form and may be rejected by the Fund.”
Response: The Registrant is not in a position to state what is or is not standard language in the industry. However, the Registrant is aware of other fund groups that include this or similar language in their registration statements and/or their agreements with authorized participants. For example, see the ALPS ETF Trust’s SAI, dated March 29, 2024, for language substantially similar to the language included in the Registrant’s SAI. In addition, you will find similar language in Vanguard’s Form of Authorized Participant Agreement, see the section “Clear Title to Transferred Securities”. The Registrant further notes that Neuberger Berman ETF Trust’s Form of Authorized Participant Agreement includes a section titled “Legal and Beneficial Ownership,” which tracks the language included in this Amendment.
The Registrant notes that the italicized language in the disclosure above refers to redemption orders that are not in proper form. Redemption orders must comply with the applicable Authorized Participant agreement; if such redemption order does not comply with the terms of the agreement, the redemption order is not in proper form and may be rejected.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.80%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$82	$255